AM 8-17-2004

[redacted]

04013025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
AUG 0 2004
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 53014

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equitable Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Belle Meade Place, Suite 310
(No. and Street)

Nashville (City) Tennessee (State) 37205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Johnson (615) 460-1142
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Byrd, Proctor & Mills, P.C.
(Name – *if individual, state last, first, middle name*)

111 Westwood Place, Suite 400 (Address) Brentwood (City) Tennessee (State) 37027 (Zip Code)

CHECK ONE:

x Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 20 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Tom R. Steele, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equitable Advisors, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DARLINDA H. JONES NOTARY PUBLIC AT LARGE DAVIDSON COUNTY TENN.

Signature

President

Title

Notary Public

My Commission Expires JULY 21, 2007

This report ** contains (check all applicable boxes):

- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- x (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUITABLE ADVISORS, INC.

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

Years Ended December 31, 2003 and 2002

TABLE OF CONTENTS

BYRD, PROCTOR & MILLS, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Equitable Advisors, Inc.
Nashville, Tennessee

We have audited the accompanying statements of financial condition of Equitable Advisors, Inc. (an S Corporation) as of December 31, 2003 and 2002, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equitable Advisors, Inc. at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Byrd, Proctor & Mills, P.C.

January 30, 2004

EQUITABLE ADVISORS, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

	2003	2002
ASSETS		
Cash	$131,687	$ 86,122
Receivable from clearing organization	27,318	36,285
Due from affiliated companies	70,823	21,603
Property and equipment	8,185	26,702
Clearing firm deposit	50,437	50,024
Other assets	1,039	469
	$289,489	$221,205
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Due to affiliated companies	$ 23,728	$ 13,031
Accounts payable, accrued expenses and other liabilities	2,642	9,388
	26,370	22,419
STOCKHOLDER'S EQUITY		
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding	10	10
Additional paid-in capital	139,990	139,990
Retained earnings	123,119	58,786
	263,119	198,786
	$289,489	$221,205

See accompanying notes.

EQUITABLE ADVISORS, INC.
STATEMENTS OF INCOME
Years Ended December 31, 2003 and 2002

	2003	2002
REVENUES		
Commissions	$406,062	$ 486,504
Interest and dividends	1,196	3,000
Investment advisory fees	444,586	472,230
Other income	84,855	107,623
	936,699	1,069,357
EXPENSES		
Employee compensation and benefits	595,410	632,298
Floor brokerage, exchange and clearance fees	74,233	97,041
Communications and data processing	24,473	21,251
Regulatory laws and expenses	9,367	6,442
Other expenses	163,878	270,519
	867,361	1,027,551
Income before state income taxes	69,338	41,806
State income taxes	5,005	3,320
Net income	$ 64,333	$ 38,486

See accompanying notes.

EQUITABLE ADVISORS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2003 and 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
BALANCE AT JANUARY 1, 2002	$10	$139,990	$20,300	$160,300
Net income	-	-	38,486	38,486
BALANCE AT DECEMBER 31, 2002	10	139,990	58,786	198,786
Net income	-	-	64,333	64,333
BALANCE AT DECEMBER 31, 2003	$10	$139,990	$123,119	$263,119

See accompanying notes.

EQUITABLE ADVISORS, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
Years Ended December 31, 2003 and 2002

Balance at January 1, 2002	$ -
Increases (decreases)	-
Balance at December 31, 2002	-
Increases (decreases)	-
Balance at December 31, 2003	$ -

See accompanying notes.

EQUITABLE ADVISORS, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 64,333	$ 38,486
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	7,068	15,165
Loss on sale of property and equipment	13,051	-
(Increase) decrease in operating assets		
Receivable from clearing organization	8,964	44,751
Due from affiliated companies	(49,220)	6,906
Clearing firm deposit	(413)	(50,024)
Other assets	(570)	324
Increase (decrease) in operating liabilities		
Due to affiliated companies	10,697	11,974
Accounts payable, accrued expenses and other liabilities	(6,746)	7,780
Net cash provided by operating activities	47,167	75,362
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of property and equipment	400	-
Purchase of property and equipment	(2,002)	-
Net cash used by investing activities	(1,602)	-
Net increase in cash and cash equivalents	45,565	75,362
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	86,122	10,760
CASH AND CASH EQUIVALENTS AT END OF YEAR	$131,687	$ 86,122
SUPPLEMENTARY DISCLOSURES		
State income tax payments	$ 6,154	$ -

See accompanying notes.

EQUITABLE ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Equitable Advisors, Inc. (the Company) is a Tennessee corporation formed in 2000 and is a wholly owned subsidiary of ETC Corporation. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Secutities Dealers (NASD). The Company provides investment advisory services related to investments such as securities, mutual funds, insurance contracts and other types of investments primarily to customers in Tennessee. The Company does not ordinarily provide credit to its customers.

Depreciation

The Company's property and equipment are depreciated using primarily accelerated methods over their estimated useful lives of five to seven years.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporate federal income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. Certain states do not recognize S Corporations and therefore levy a tax on the S Corporation's state taxable income.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses.

Advertising

Advertising costs are expensed as incurred. Advertising expense amounted to $725 in 2003 and $10,515 in 2002.

EQUITABLE ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 2 – RECEIVABLE FROM CLEARING ORGANIZATION

Amounts receivable from the clearing organization consists of fees payable and commissions receivable. The Company clears its customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2003	2002
Office and computer equipment	$18,157	$ 51,181
Accumulated depreciation	(9,972)	(24,479)
	$ 8,185	$ 26,702

NOTE 4 – OPERATING LEASES

The Company leases certain equipment under operating lease arrangements. Rent expense under such arrangements amounted to $15,180 for the years ended December 31, 2003 and 2002.

Future minimum rentals required under noncancelable leases with a lease term of one year or more total $2,530 during 2004.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $184,158 which is $134,158 in excess of its required net capital of $50,000. The Company's net capital ratio was .01 to 1. At December 31, 2002, the Company had net capital of $150,012, which was $100,012 in excess of its required net capital of $50,000. The Company's net capital ratio was .15 to 1.

NOTE 6 – DEFINED CONTRIBUTION PENSION PLAN

The Company sponsors a 401(k) profit sharing plan effective January 2002. Each employee of the Company is eligible to become a participant upon attainment of twenty-one years of age and completion of one month of service. Employees may contribute to the plan on a pretax basis. Participants are immediately vested in the plan. The Company's profit sharing contribution to the plan is discretionary. The Company matched 100% of the employees' deferrals that do not exceed 4% of the employees' compensation. The Company's contribution expense amounted to $13,565 in 2003.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company shares office space with two affiliated companies. Expenses related to office rent, professional fees, maintenance, office equipment, other office related items, note payments and capital requirements are charged to the Company on a pro rata basis. The amount charged to the Company during 2003 and 2002 amounted to $115,071 and $173,683, respectively.

Revenues of $-0- and $72,248 were received from affiliated companies during 2003 and 2002, respectively.

SUPPLEMENTARY INFORMATION

EQUITABLE ADVISORS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

COMPUTATION OF NET CAPITAL				
Total stockholder's equity qualified for net capital			$	263,119
Deductions and/or changes				
Due from affiliated companies	$	47,095		
Property and equipment, net		8,185		
Other assets		1,039		
Other deductions and/or charges		19,000		75,319
Net capital before haircuts on securities positions				187,800
Haircuts on securities				
Money market funds				3,642
Net capital			$	184,158
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT				
Minimum net capital required			$	176
Minimum dollar net capital requirement of reporting broker or dealer			$	50,000
Net capital requirement			$	50,000
Excess net capital			$	134,158
Excess net capital at 1,000%			$	183,894
COMPUTATION OF AGGREGATE INDEBTEDNESS				
Total aggregate indebtedness liabilities			$	2,642
Percentage of aggregate indebtedness to net capital			%	1
RECONCILIATION WITH COMPANY'S COMPUTATION				
Net capital, as reported in Company's Part II (unaudited) FOCUS report			$	185,256
Adjustments prepared by client				400
Audit adjustments to PP&E				(238)
Audit adjustments to Other Assets				2,182
Audit adjustments to due from affiliated companies				(1,203)
Audit adjustments to accrued state taxes				(2,642)
Other items (net)				403
Net capital per above			$	184,158

BYRD, PROCTOR & MILLS, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Equitable Advisors, Inc.
Nashville, Tennessee

In planning and performing our audit of the financial statements of Equitable Advisors, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Byrd, Proctor & Mills, P.C.

January 30, 2004